Exhibit 99.2
Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services
DEPOSITARY RECEIPTS
Depositary’s Notice of Annual General Meeting of Shareholders:

Issue:	Babcock & Brown Air Limited / Cusip 05614P101

Country:	Bermuda

Meeting Details:	Annual General Meeting of Shareholders on June 29, 2010

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is available on the Company’s website at http://babcockbrownair.com

Voting Deadline:	On or before June 24, 2010 at 3:00 PM (New York City time)

ADR Record Date:	May 20, 2010

Ordinary: ADR ratio	1 Common Share (each a “Share”): 1 ADR
Holders of American Depositary Receipts (“ADRs”) representing common shares (the “Shares”) of Babcock & Brown Air Limited (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is available on the Company’s website at http://babcockbrownair.com
Each Holder of record of ADRs as of close of business on the ADR record date set forth above will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder’s American Depositary Shares. Voting instructions must be received on or before the Voting Deadline set forth above. Upon the timely receipt of properly completed voting instructions of eligible Holders of American Depositary Shares, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Bye-laws and the provisions of or governing the Shares, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by such American Depositary Shares in accordance with such voting instructions.
There can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.
Notwithstanding the above, and in accordance with the terms of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or for the manner in which such vote is cast or the effect of any such vote.
Capitalized terms defined in the Deposit Agreement among the Company, the Depositary and the registered holders and beneficial owners of the ADRs and used (but not otherwise defined) herein are used herein as so defined.
Holders of ADRs may view and download from the Company’s website http://babcockbrownair.com the following materials:
(1) The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009;
(2) The Company’s Notice of Meeting including the agenda; and
(3) The Company’s proposed Amended and Restated Bye-laws.
For further information, please contact:
Daniel Belean
AVP
Deutsche Bank — Depositary Receipts
Tel 212 250 6612
Fax 212 797 0327